FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Share Repurchase
2.	Share Repurchase Report
3.	Trust Contract for Share Repurchase
4.	Trust Contract Report
5.	Grant of Stock Option by Board Resolution

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	April 14, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Share Repurchase

1. Purpose of Share Repurchase			Stabilize treasury stock price
2. Number of Shares to Be Repurchased		Common Shares	200,000
		Preferred Shares	-
3. Estimated Repurchase Amount (KRW)		Common Shares	3,750,000,000
		Preferred Shares	-
4. Closing Price of the Day Prior to the Decision Date (KRW)		Common Shares	18,750
		Preferred Shares	-
5. Repurchase Period		From	April, 18th 2005
		To	July 17th , 2005
6. Repurchase Method			Purchase in the Market
7. Securities Brokerage Firms			-
8. Treasury Stock Holdings before Repurchase	Number of Shares Directly Held	Common Shares	70,000	Ratio (%)	0.54
		Preferred Shares	-	Ratio (%)	-
	Number of Shares Indirectly Held through Contracts	Common Shares	-	Ratio (%)	-
		Preferred Shares	-	Ratio (%)	-
	Number and Amount of Trust Contract	Number of Contracts	-
		Total Contracts Amount (KRW)	-
9. Date of Board Resolution (Decision Date)			April 14th, 2005

- Attendance of Outside Directors	Present (No.)	2
	Absent (No.)	1
- Attendance of the Auditors (members of audit committee who are not outside directors)		-
10. Others		The repurchase amount is computed based on the closing price of the previous day (April 13th, 2005) and is subject to change depending on the change in stock price.
* Date of Relevant Disclosure

Item 2

Share Repurchase Report

I. Summary of Share repurchase

1. Purpose of Share Repurchase
Purpose 1	Stabilize treasury stock price
Purpose 2	Grant exercise of stock price
Others	-

2. Estimated Repurchase Amount (KRW)
A. Estimated Repurchase Amount (KRW):	3,750, 000,000
B. Share Repurchase limit
[As of April 14th, 2005]		(Unit: KRW)
Item	Amount
I. According to the Commercial Code	62,592,304,207
II. Repurchase amount after the end of the last fiscal year	-
III. Dividend and associated earned surplus reserve resolved at the annual general shareholders meeting after the end of the last fiscal year	3,547,500,000
IV. Quarterly/interim dividend and associated earned surplus reserve resolved at the Board of Directors meeting after the end of the last fiscal year	-
V. Amount for trust contract	-
VI. Purchase amount of treasury stocks to be disposed after the end of the last fiscal year (Moving Average method applied)	-
Share repurchase amount limit (I-II-III-IV-V+VI)	59,044,804,207

3. Type and number
Type	Number of Shares	Ratio	Face value of 1 share	Total face value amount

Common shares	200,000	1.39	500	100,000,000
Preferred shares	-	-	-	-

4. Price of the repurchase shares
Date of Board resolution	Closing price of common shares (KRW)	Closing price of preferred shares (KRW)
April 14th, 2005	18,750	-

5. Repurchase method Purchase in the Market

6. Period of repurchase From April 18th , 2005 until July 17th, 2005

7. Estimated holding period
6 months after the last

8. Name of Securities broker to entrust the repurchase
Number	Securities broker
	Name	Identification
1	Meritz Securities	00163682

9. Treasury stock holding status before the submission date of the Share repurchase report

[As of April 14th, 2005]	(Units: KRW, shares, %)

Type	Holding status according to the provision 189, clause 2 of the law (A)			Holding status based on Trust contract according to the provision 189, clause 2 of the law (B)			Total (A+B)
	Volume	Ratio	Total amount	Volume	Ratio	Contract	Volume	Ratio	Amount

						amount
Registered Common shares	70,000	0.54	6,172,537,300	-	-	-	70,000	0.54	6,172,537,300
Total	70,000	0.54	6,172,537,300	-	-	-	70,000	0.54	6,172,537,300

10 1. day purchase limitation and calculation

A. 1 day purchase limitation: 37,474 shares

B. Calculation basis [Larger amount between (1) and (2), and the smaller between (3)]

(1) 10/100 of reported repurchased shares: 200,000 shares * 10% = 20,000 shares

(2) 25/100 of 1 month average trading volume: 37,474 shares

-Record date: April 13th, 2005

-Computed period: March 14th, 2005 ~ April 13th, 2005

-Common shares trading volume (22 business days) * 25% = (3,297,717/22) = 37,474 shares

(3) 1/100 of total issued shares = 129,700 shares

-Total number of common shares issued (12,970,000 shares) * 1% = 129,700 shares

11 Other. matters for investment protection

Information stated above is subject to change according to the regulations imposed to listed companies for Share repurchase and disposal of treasury stocks, and if that is the case will disclose the information promptly.

II. Issuer’s information

1. Issuer’s name and address

A. Name
Webzen Inc.

B. Address
6F, Daelim Acrotel, 467-6, Dogok-Dong, Kangnam-Gu, Seoul 135-971, Korea

2. Content and number of issued shares

A. Total number of shares
[As of April 14th , 2005]
(Unit: shares)

Type	Face value amount	Total number of shares to be issued	Total number of shares to be issued	Total number of shares issued
Registered Common Shares	500	40,000,000	12,970,000	27,030,000
Total	500	40,000,000	12,970,000	27,030,000

B.Voting status

[As of April 14th , 2005]	(Unit: shares)
Item	Number of Shares	Remarks
1. Shares having voting rights [A-B]	12,900,000	-
A. Total number of shares issued by the company	12,970,000	-
B. Shares having no voting rights	70,000	-
2. Shares having limited voting rights [A+B+C+D]	-	-
A. Commercial Code limitation	-	-
B. Securities and Exchange Law limitation	-	-
C. Monopoly control and Fair Trade Act Regulation limitation	-	-
D. Other regulation limitations	-	-
3. Shares having reviving voting rights	-	-
Number of shares that can exercise its voting rights [1-2+3]	12,900,000	-
Number of shares attended at the Annual General Shareholders Meeting (%): 5,275,231 (40.89%)

3. Recent 3 year activity of Share repurchase and disposal of Treasury Stock
A. Recent 3 year activity of Share repurchase and disposal of Treasury Stock

(Unit: shares, KRW)

Item	Basis	Period	Type	Volume	Repurchase/ Disposal amount	Method of Repurchase/ Disposal	Objective or Reason for Repurchase/ Disposal
Repurchase	Securities and Exchange Law provision 189, clause 2	2004.4.7~2004.6.2	Registered Common shares	70,000	6,172,277,200	Purchase in the Market	Execution of the Securities and Exchange Law provision 189, clause 1

B. Recent 3 year activity of Trust contract and termination of Treasury Stock

Type	Trust company/Asset Management company/Investment company name	Contract date	Contract amount	Expiration date	Termination date
-	-	-	-	-	-
-	-	-	-	-	-

Item 3

Trust Contract for Share Repurchase

1. Purpose of Contract			Stabilization of Treasury stock price
2. Contract Amount (KRW)			9,000,000,000
3. The Other Party of the Contract			Hana Bank
4. Contract Period		From	April 14th, 2005
		To	October 13th, 2005
5. Scheduled Contract Date			April 14th, 2005
6. Treasury Stock Holdings before Contract	Number of Shares Directly Held	Common Shares	70,000	Ratio (%)	0.54
		Preferred Shares	-	Ratio (%)	-
	Number of Shares Indirectly Held through Trust Contracts	Common Shares	-	Ratio (%)	-
		Preferred Shares	-	Ratio (%)	-
	Number and Amount of Trust Contracts	Number of Contracts	-
		Total Contract Amount (KRW)	-
7. Date of Board Resolution (Decision Date)			April 14th, 2005
- Attendance of Outside Directors		Present (No.)	2
		Absent (No.)	1
- Attendance of Auditors (members of audit committee who are not outside directors)			-
8. Others			-
* Date of Relevant Disclosure			-

Item 4

Trust Contract Report

I. Summary of Trust contract

1. Purpose of Share Repurchase
Purpose of Share Repurchase: Stabilize treasury stock price

2. Contract amount (KRW)
A. Contract amount (KRW): 9,000,000,000
B. Share Repurchase limit

[As of April 14th, 2005]	(Unit: KRW)
Item	Amount
I. According to the Commercial Code	62,592,304,207
II. Repurchase amount after the end of the last fiscal year	-
III. Dividend and associated earned surplus reserve resolved at the annual general shareholders meeting after the end of the last fiscal year	3,547,500,000
IV. Quarterly/interim dividend and associated earned surplus reserve resolved at the Board of Directors meeting after the end of the last fiscal year	-
V. Amount for trust contract	-
VI. Purchase amount of treasury stocks to be disposed after the end of the last fiscal year (Moving Average method applied)	-
Share repurchase amount limit (I-II-III-IV-V+VI)	59,044,804,207

3. Date and period of contract

Date of Board resolution: April 14th, 2005
Date of contract: April 14th, 2005
Period of contract: From April 14th, 2005 until October 17th, 2005

4.	Name of Trust company, Asset Management company, and Investment company to contract

Hana Bank

A. Name of Trust company, Asset Management company, and Investment company to contract

Name: Hana Bank

Identification Number: 00156017

5.	Treasury stock holding status before Trustthe report

	[As of April 14th, 2005]	(Unit: KRW, shares, %)
Type	Holding status according to the provision 189, clause 2 of the law (A)			Holding status based on Trust contract according to the provision 189, clause 2 of the law (B)			Total (A+B)
	Volume	Ratio	Total amount	Volume	Ratio	Contract amount	Volume	Ratio	Amount
Registered Common shares	70,000	0.54	6,172,537,300	-	-	-	70,000	0.54	6,172,537,300
Total	70,000	0.54	6,172,537,300	-	-	-	70,000	0.54	6,172,537,300

II.	Issuer’s information

1. Issuer’s name and address
A. Name
Webzen Inc.
B. Address
6F, Daelim Acrotel, 467-6, Dogok-Dong, Kangnam-Gu, Seoul 135-971, Korea

2. Content and number of issued shares
A. Total number of shares

	[As of April 14th, 2005]	(Unit: KRW, shares)
Type	Face value amount	Total number of shares to be issued	Total number of shares issued	Total number of shares not issued

Registered Common Shares	500	40,000,000	12,970,000	27,030,000
Total	500	40,000,000	12,970,000	27,030,000

B. Voting status

[As of April 14th, 2005]
Item	Number of Shares	Remarks
1. Shares having voting rights [A-B]	12,900,000	-
A. Total number of shares issued by the company	12,970,000	-
B. Shares having no voting rights [A+B+C+D]	70,000	-
2. Shares having limited voting rights	-	-
A. Commercial Code limitation	-	-
B. Securities and Exchange Law limitation	-	-
C. Monopoly control and Fair Trade Act Regulation limitation	-	-
D. Other regulation limitations	-	-
3. Shares having reviving voting rights	-	-
Number of shares that can exercise its voting rights [1-2+3]	12,900,000	-
Number of shares attended at the Annual General Shareholders Meeting (%): 5,275,231 (40.89%)

3. Recent 3 year activity of Share repurchase and disposal of Treasury Stock

A. Recent 3 year activity of Share repurchase and disposal of Treasury Stock

(Unit: shares, KRW)
Item	Basis	Period	Type	Volume	Repurchase/ Disposal amount	Method of Repurchase/ Disposal	Objective or Reason for Repurchase/ Disposal
Repurchase	Securities and Exchange Law provision 189, clause 2	2004.4.7~2004.6.2	Registered Common shares	70,000	6,172,277,200	Purchase in the Market	Execution of the Securities and Exchange Law provision 189, clause 1

B. Recent 3 year activity of Trust contract and termination of Treasury Stock
Type	Trust company/Fund name/Investment company name	Contract date	Contract amount	Expiration date	Termination date
-	-	-	-	-	-
-	-	-	-	-	-

Item 5

Grant of Stock Option by Board Resolution

1. Details Of Grant	Guarantee (No.)		4
	Grant Limit		389,100
	Number of Shares Previously Granted	Common Shares	122,800
		Preferred Shares	-
	Number of Shares Granted This Time	Common Shares	24,500
		Preferred Shares	-
	Method of Grant		New Share Issue, Delivery of Treasury Stocks
	Grant Date		April 14th, 2005
	Date of Board Resolution		April 14th , 2005
	Attendance of Outside Directors	Present (No.)	2
		Absent (No.)	1
	Attendance of Auditors (members of audit committee who are not outside directors)		-
2. Terms of Exercise	Exercise Period	From	April 13th, 2010
		To	April 14th, 2008
	Exercise Price (KRW)	Common Shares	24,100
		Preferred Shares	-
3. Others
*Date of Relevant Disclosure

Name	Relationship with company	Number of granted shares		Remarks
		Common shares	Preferred shares

Park, Ki Mok	Executive	7,500	-	-
Park, Dae Chun	Executive	7,000	-	-
Hong, Yeo Han	Employee	5,000	-	-
Kim, Jong Ho	Employee	5,000	-	-